# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Redwire Corporation, CIK 0001819810
CUSIP: 75776W103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 8226 PHILIPS HIGHWAY, SUITE 101, JACKSONVILLE, Florida (FL), 32256
Date of event which requires filing of this statement: 06/13/2025
Amends the filing with accession number 0001104659-21-115571
Filed by CIK 0001880796
Persons authorized to receive notices and communications: AE Red Holdings, LLC, 6700 Broken Sound Parkway NW, Boca Raton, Florida (FL), 33487, (561) 372-7820

## Reporting persons
- AE Red Holdings, LLC (CIK 0001880796): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 37,729,449; sole dispositive power 0; shared dispositive power 37,729,449; aggregate amount beneficially owned 37,729,449 (26.4% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,708,528 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of 2,000,000 warrants to acquire one share of Common Stock ("Warrants") and (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock, (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025 and (iv) 49,764,847 shares of Common Stock issued in accordance with the Amended Merger Agreement on June 13, 2025.
- Edge Autonomy Ultimate Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 49,764,847; sole dispositive power 0; shared dispositive power 49,764,847; aggregate amount beneficially owned 49,764,847 (34.8% of the class)
  Comment: Rows 8, 10 and 11 each represent 49,764,847 shares of Common Stock issued in accordance with the Amended Merger Agreement on June 13, 2025.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock, (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025 and (iv) 49,764,847 shares of Common Stock issued in accordance with the Amended Merger Agreement on June 13, 2025.
- Michael Robert Greene: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 101,656,136; sole dispositive power 0; shared dispositive power 101,656,136; aggregate amount beneficially owned 101,656,136 (71.1% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,708,528 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 14,161,840 shares of Common Stock issuable upon conversion of 43,193.61 shares of Series A Convertible Preferred Stock, (iv) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025 and (v) 49,764,847 shares of Common Stock issued in accordance with the Amended Merger Agreement on June 13, 2025.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock, (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025 and (iv) 49,764,847 shares of Common Stock issued in accordance with the Amended Merger Agreement on June 13, 2025.
- David H Rowe: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 101,656,136; sole dispositive power 0; shared dispositive power 101,656,136; aggregate amount beneficially owned 101,656,136 (71.1% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,708,528 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 14,161,840 shares of Common Stock issuable upon conversion of 43,193.61 shares of Series A Convertible Preferred Stock, (iv) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025 and (v) 49,764,847 shares of Common Stock issued in accordance with the Amended Merger Agreement on June 13, 2025.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock, (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025 and (iv) 49,764,847 shares of Common Stock issued in accordance with the Amended Merger Agreement on June 13, 2025.
- AE Industrial Partners Fund II-B, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 87,508,457; sole dispositive power 0; shared dispositive power 87,508,457; aggregate amount beneficially owned 87,508,457 (61.2% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,708,528 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 14,161 shares of Common Stock issuable upon conversion of 43.19 shares of Series A Convertible Preferred Stock, (iv) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025 and (v) 49,764,847 shares of Common Stock issued in accordance with the Amended Merger Agreement on June 13, 2025.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock, (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025 and (iv) 49,764,847 shares of Common Stock issued in accordance with the Amended Merger Agreement on June 13, 2025.
- AE Industrial Partners Fund II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 93,241,644; sole dispositive power 0; shared dispositive power 93,241,644; aggregate amount beneficially owned 93,241,644 (65.2% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,708,528 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 5,747,348 shares of Common Stock issuable upon conversion of 17,529.41 shares of Series A Convertible Preferred Stock, (iv) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025 and (v) 49,764,847 shares of Common Stock issued in accordance with the Amended Merger Agreement on June 13, 2025.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock, (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025 and (iv) 49,764,847 shares of Common Stock issued in accordance with the Amended Merger Agreement on June 13, 2025.
- AE Industrial Partners Fund II-A, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 91,174,015; sole dispositive power 0; shared dispositive power 91,174,015; aggregate amount beneficially owned 91,174,015 (63.7% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,708,528 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 3,679,719 shares of Common Stock issuable upon conversion of 11,223.14 shares of Series A Convertible Preferred Stock, (iv) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025 and (v) 49,764,847 shares of Common Stock issued in accordance with the Amended Merger Agreement on June 13, 2025.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock, (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025 and (iv) 49,764,847 shares of Common Stock issued in accordance with the Amended Merger Agreement on June 13, 2025.
- AE Industrial Partners Structured Solutions I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,720,614; sole dispositive power 0; shared dispositive power 4,720,614; aggregate amount beneficially owned 4,720,614 (3.3% of the class)
  Comment: Rows 8, 10 and 11 each represent 4,720,614 shares of Common Stock issuable upon conversion of 14,397.87 shares of Series A Convertible Preferred Stock.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock, (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025 and (iv) 49,764,847 shares of Common Stock issued in accordance with the Amended Merger Agreement on June 13, 2025.
- AeroEquity GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 101,656,136; sole dispositive power 0; shared dispositive power 101,656,136; aggregate amount beneficially owned 101,656,136 (71.1% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,708,528 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 14,161,840 shares of Common Stock issuable upon conversion of 43,193.61 shares of Series A Convertible Preferred Stock, (iv) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025 and (v) 49,764,847 shares of Common Stock issued in accordance with the Amended Merger Agreement on June 13, 2025.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock, (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025 and (iv) 49,764,847 shares of Common Stock issued in accordance with the Amended Merger Agreement on June 13, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Redwire Corporation
Address of issuer's principal executive offices: 8226 PHILIPS HIGHWAY, SUITE 101, JACKSONVILLE, Florida (FL), 32256
Comment:
Explanatory Note.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D filed with the Commission on September 2, 2021, as amended by Amendment No. 1 filed on October 5, 2022, Amendment No. 2 filed on November 10, 2022, Amendment No. 3 filed on May 23, 2023, Amendment No. 4 filed on September 1, 2023, Amendment No. 5 filed on January 22, 2025, Amendment No. 6 filed on June 5, 2025 and Amendment No. 7 filed on June 10, 2025 (collectively, the "Existing 13D"), is hereby amended in this Amendment No. 8 as set forth below (the "Amendment"). Except as set forth herein, the Existing 13D is unmodified and remains in full force and effect. Capitalized terms not defined herein have the meanings ascribed to them in the Existing 13D.

The Amendment is being filed to report changes in the beneficial ownership of the Reporting Persons with respect to shares of the Company's Common Stock, par value $0.0001 per share, and reflects, among other things, the issuance of shares to Seller in accordance with the Amended Merger Agreement on June 13, 2025.

## Item 2. Identity and Background
Name of person filing:
This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: (i) AE Red Holdings, LLC, a Delaware limited liability company ("Holdings"), by virtue of its direct ownership of Common Stock; (ii) Edge Autonomy Ultimate Holdings, LP, a Delaware limited partnership ("Seller"), by virtue of its direct ownership of Common Stock; (iii) Michael Greene and David H. Rowe, by virtue of them being the managing members of AeroEquity GP, LLC, a Delaware limited liability company ("AeroEquity"); (iv) AE Industrial Partners Fund II-B, LP, a Delaware limited partnership ("AE Fund II-B"), by virtue of it being one of the controlling equityholders of Holdings and its direct ownership of Series A Convertible Preferred Stock; (v) AE Industrial Partners Fund II, LP, a Delaware limited partnership ("AE Fund II LP"), by virtue of it being one of the controlling equityholders of Holdings and its direct ownership of Series A Convertible Preferred Stock; (vi) AE Industrial Partners Fund II-A, LP, a Delaware limited partnership ("AE Fund II-A" and together with AE Fund II-B and AE Fund II LP, the "AE Funds"), by virtue of it being one of the controlling equityholders of Holdings and its direct ownership of Series A Convertible Preferred Stock; (vii) AE Industrial Partners Structured Solutions I, L.P., a Delaware limited partnership ("AE Solutions I"), by virtue of its direct ownership of Series A Convertible Preferred Stock; and (viii) AeroEquity, by virtue of it being the general partner of the general partners of the AE Funds and AE Solutions I.

Each of Holdings, Seller, Michael Greene, David H. Rowe, the AE Funds, AE Solutions I and AeroEquity are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons is 2500 N. Military Trail, Suite 470 Boca Raton, FL 33431.
Present principal occupation or employment: The principal business of the Reporting Persons is to make investments in other businesses.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: All the Reporting Persons are citizens of the United States.

## Item 4. Purpose of Transaction
Purpose of transaction: On June 13, 2025, the Issuer completed its previously announced acquisition of Edge Autonomy via the mergers set forth in the Amended Merger Agreement. In connection with the Closing, Issuer issued Seller 49,764,847 shares of Common Stock in accordance with the terms of the Amended Merger Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows 7 through 13 (and related footnotes) of each of the cover pages of this Amendment No. 8 are incorporated herein by reference. The following information is as of the date hereof and assumes there are 143,031,000 shares of Common Stock outstanding, based on 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock, (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025 and (iv) 49,764,847 shares of Common Stock issued in accordance with the Amended Merger Agreement on June 13, 2025.

Holdings is the direct beneficial owner of 37,729,449 shares of Common Stock and 2,000,000 Warrants and indirect beneficial owner of 45,395 shares of Common Stock held by AE Industrial Partners LP, a wholly-owned indirect subsidiary of Holdings.

Seller is the direct beneficial owner of 49,764,847 shares of Common Stock.

AE Fund II-B is the indirect beneficial owner of 37,729,449 shares of Common Stock directly held by Holdings and 49,764,847 shares of Common Stock directly held by Seller and the direct beneficial owner of 43.19 shares of Series A Convertible Preferred Stock which are convertible into 14,161 shares of Common Stock, based on $1,000 per share initial value and an initial conversion price of $3.05 (the "Conversion Method").

AE Fund II LP is the indirect beneficial owner of 37,729,449 shares of Common Stock directly held by Holdings and 49,764,847 shares of Common Stock directly held by Seller and the direct beneficial owner of 17,529.41 shares of Series A Convertible Preferred Stock which are convertible into 5,747,348 shares of Common Stock, based on the Conversion Method.

AE Fund II-A is the indirect beneficial owner of 37,729,449 shares of Common Stock directly held by Holdings and 49,764,847 shares of Common Stock directly held by Seller and the direct beneficial owner of 11,223.14 shares of Series A Convertible Preferred Stock which are convertible into 3,679,719 shares of Common Stock, based on the Conversion Method.

AE Solutions I is the direct beneficial owner of 14,397.87 shares of Series A Convertible Preferred Stock, which is convertible into 4,720,614 shares of Common Stock, based on the Conversion Method.

Michael Greene and David H. Rowe exercise voting and dispositive power with respect to (i) the shares of Common Stock, Warrants and shares of Series A Convertible Preferred Stock directly held by each of Holdings, Seller, the AE Funds and AE Solutions I and (ii) 45,395 shares of Common Stock directly held by AE Industrial Partners LP, an affiliate of the Reporting Persons, which together constitute an aggregate beneficial ownership of 101,656,136 shares of Common Stock or 71.1% of the Issuer's Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 101,656,136 shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement.
Transactions in the class effected during the past sixty days: On June 13, 2025, the Issuer completed its previously announced acquisition of Edge Autonomy via the mergers set forth in the Amended Merger Agreement.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As contemplated by the Amended Merger Agreement, in connection with the Closing, the Issuer, Holdings and certain of its affiliates (collectively, "AE Industrial Stockholders"), Seller, and certain other stockholders of the Issuer entered into the Amended and Restated Investor Rights Agreement ("A&R Investor Rights Agreement"), which amends and restates that certain Investor Rights Agreement, dated March 25, 2021. Among other things, the A&R Investor Rights Agreement provides that (i) the AE Industrial Stockholders will be permitted to designate four (4) directors for election to the Issuer's board of directors, which number would be reduced once the AE Industrial Stockholders no longer hold fifty percent (50%) or more of the Common Stock beneficially owned by the AE Industrial Stockholders (excluding Common Stock beneficially owned by Seller) at the Closing and (ii) Seller will be permitted to designate one (1) director for election to the Issuer's board of directors so long as Seller continues to hold twenty-five percent (25%) or more of the Redwire Common Stock beneficially owned by Seller (excluding Redwire Common Stock beneficially owned by the AE Industrial Stockholders) at the Closing, provided that so long as the AE Industrial Stockholders and Seller collectively may nominate an aggregate of five (5) directors to the Redwire Board, all but one (1) director must be independent under the New York Stock Exchange listing standards and, if less than five (5), a majority must be independent.

Additionally, the A&R Investor Rights Agreement provides for certain registration rights, including (i) that, as soon as reasonably practicable, and, in any event, within ninety (90) days following the Closing, the Issuer will file a shelf registration statement on Form S-3 with the SEC covering the resale of all shares of Common Stock and warrants or any shares of Common Stock issuable upon exercise thereof, or other equity securities issued in respect thereof held by the stockholders party to the A&R Investor Rights Agreement or any of their permitted transferees (the "Registrable Securities"), (ii) demand registration rights for each of the AE Industrial Stockholders and the Seller following the Lock-Up (as defined below), and (iii) unlimited piggyback registration rights for each holder of Registrable Securities to require that their Registrable Securities be included in certain registration statements filed by Redwire.

The A&R Investor Rights Agreement also provides that none of the AE Industrial Stockholders and Seller will sell or otherwise transfer their Registrable Securities for 180 days following the Closing (such provisions, the "Lock-Up"), in each case, except for transfers to permitted transferees who agree to be bound by the A&R Investor Rights Agreement.

References to and the description of the A&R Investor Rights Agreement set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of such agreement, which is incorporated by reference as set forth under Exhibit 2 and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement among the Reporting Persons, dated as of June 17, 2025.

Exhibit 2 Amended & Restated Investor Rights Agreement, dated as of June 13, 2025, by and among Redwire Corporation, AE Red Holdings, LLC, Edge Autonomy Ultimate Holdings, LP and the other stockholders party thereto (incorporated by reference to Exhibit 10.3 to the current report on Form 8-K filed with the SEC by the Issuer on June 13, 2025).

## Signatures
- AE Red Holdings, LLC: /s/ Michael Robert Greene, Michael Robert Greene/Vice President and Assistant Treasurer (06/17/2025)
- Edge Autonomy Ultimate Holdings, LP: /s/ Jeffrey Hart, Jeffrey Hart/President (06/17/2025)
- Michael Robert Greene: /s/ Michael Robert Greene, Michael Robert Greene (06/17/2025)
- David H Rowe: /s/ David H Rowe, David H Rowe (06/17/2025)
- AE Industrial Partners Fund II-B, LP: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (06/17/2025)
- AE Industrial Partners Fund II, LP: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (06/17/2025)
- AE Industrial Partners Fund II-A, LP: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (06/17/2025)
- AE Industrial Partners Structured Solutions I, L.P.: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (06/17/2025)
- AeroEquity GP, LLC: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (06/17/2025)